CARLTON FIELDS	ATLANTA MIAMI ORLANDO ST. PETERSBURG TALLAHASSEE
TAMPA
WEST PALM BEACH

ATTORNEYS AT LAW		4221 W. Boy Scout Boulevard Suite 1000 Tampa, Florida 33607-5736

Richard A. Denmon 813.229.4219 direct rdenmon@carltonfields.com		813.223.7000 813.229.4133 fax www.carltonfields.com

December 27, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: John P. Nolan

Re:	Coast Financial Holdings, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2005

Filed March 24, 2006

File No. 000-50433

Dear Mr. Nolan:

This letter is being provided on behalf of the Company in response to the December 8, 2006 comment letter of the staff to the Company concerning the above-captioned filing. These responses have been numbered to correspond with the numbered comments set forth in the staff’s letter.

As a matter of convenience, the staff’s comments and headings are repeated below in bold with the Company’s responses set forth immediately following each comment.

Selected Financial Data, page 34

1.	Please confirm to us that in future filings you will present your selected quarterly financial data. Refer to item 8 of Form 10-K and Item 302 of Regulation S-K.

Response:

The Company hereby confirms that the requested disclosures will be presented in future filings.

Securities and Exchange Commission

December 27, 2006

Controls and Procedures, page 60

2.	We note your disclosure that over time controls and procedures may become inadequate because of changes in conditions or deterioration in the degree of compliance with its policies or procedures. This disclosure appears to extend beyond the description of reasonable assurance with respect to the effectiveness of controls and procedures as defined in SEC guidance and current auditing literature. Please confirm that in future filings when describing the inherent limitations on controls and procedures you will describe the level of assurance that controls and procedures are effective and consistent with the current definition described in SEC and auditing guidance. Refer to Section F.4 of SEC Release No. 33-8238, paragraph 21 – 24 of AU 319, and paragraphs 17 and 18 of AS2.

Response:

The Company hereby confirms that when describing the inherent limitations on its controls and procedures, disclosures in future filings will only limit the level of assurance that controls and procedures are effective in a manner which is consistent with the current SEC requirements and auditing guidance.

3.	We note your disclosure that the Chief Executive Officer and the Chief Financial Officer concluded that your disclosure controls and procedures were effective, subject to the limitations described. Please confirm to us that in future filings you will not add qualifying or limiting language to your disclosure regarding your officers’ conclusions regarding disclosure controls and procedures. You may include disclosure to indicate that your disclosure controls and procedures are effective at a reasonable assurance level; however, inclusion of qualifying or limiting language to the conclusion may render management’s conclusion concerning effectiveness unclear or suggest that controls and procedures are effective at less than an acceptable level of assurance.

Response:

The Company hereby confirms that in future filings it will not add qualifying or limiting language to its disclosure regarding its officers’ conclusions regarding disclosures controls and procedures.

*    *    *    *    *

Securities and Exchange Commission

December 27, 2006

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the above-captioned filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the above-captioned filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company, we trust that the foregoing has been responsive to the staff’s comments. If the staff has any additional comments or concerns, please call the undersigned at (813) 223-7000.

Sincerely,

/s/ Richard A. Denmon
Richard A. Denmon

cc:	Joyce Sweeney, Staff Accountant
Brian F. Grimes, CEO, Coast Financial Holdings, Inc.
Justin D. Locke, CFO, Coast Financial Holdings, Inc.